September 16, 2024

Yong Zhang
Chief Executive Officer
Xinyuan Real Estate Co., Ltd.
27/F China Central Place, Tower II
79 Jianguo Road, Chaoyang District
Beijing 100025
People's Republic of China

       Re: Xinyuan Real Estate Co., Ltd.
           Form 20-F for the Fiscal Year Ended December 31, 2023
           File No. 001-33863
Dear Yong Zhang:

       We have reviewed your filing and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2023
Item 3. Key Information, page 5

1. At the outset of Item 3, please disclose prominently in this section that you are not a
       Chinese operating company but a Cayman Islands holding company with operations conducted by your subsidiaries based in China.
2. At the outset of Item 3, provide prominent disclosure about the legal and operational risks
       associated with being based in or having the majority of the company   s
operations in
       China. Your disclosure should make clear whether these risks could result in a material change in your operations and/or the value of your securities or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Your disclosure
       should address how recent statements and regulatory actions by China   s
government, such
       as data security or anti-monopoly concerns, have or may impact the company's ability to conduct its business, accept foreign investments, or list on a U.S. or other foreign exchange. Please disclose the location of your auditor's headquarters and whether and
 September 16, 2024
Page 2

        how the Holding Foreign Companies Accountable Act, as amended by the Consolidated
        Appropriations Act, 2023, and related regulations will affect your company.
3. At the outset of Item 3, provide a description of how cash is transferred through your organization. Quantify any cash flows and transfers of other assets by type that have occurred between the holding company and its subsidiaries, and direction of transfer.
        Quantify any dividends or distributions that a subsidiary has made to the holding company and which entity made such transfer, and their tax consequences. Similarly quantify dividends or distributions made to U.S. investors, the source, and their tax consequences. Your disclosure should make clear if no transfers, dividends, or distributions have been made to date. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors.
        Describe any restrictions and limitations on your ability to distribute earnings from the company, including your subsidiaries to the parent company and U.S. investors as well as the ability to settle amounts owed.

4. At the outset of Item 3, disclose the risks that being based in or having the majority of the
        company   s operations in China poses to investors. In particular,
describe the significant
        regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the annual report. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of your securities. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

5. At the outset of Item 3, disclose in this section each permission or approval that you or your subsidiaries are required to obtain from Chinese authorities to operate your business and to offer securities to foreign investors. State whether you or your subsidiaries are covered by permissions requirements from the China Securities Regulatory Commission
        (CSRC), Cyberspace Administration of China (CAC) or any other governmental agency that is required to approve your operations, and state affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. Please also describe the consequences to you and your investors if you or your subsidiaries: (i) do not receive or maintain such permissions or approvals, (ii)
        inadvertently conclude that such permissions or approvals are not required, or (iii)
        applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.
There are uncertainties regarding the interpretation . . ., page 36

6.      Given the Chinese government   s significant oversight and discretion
over the conduct and
 September 16, 2024
Page 3

       operations of your business, please revise to describe any material impact that intervention, influence, or control by the Chinese government has or may have on your business or on the value of your securities. Highlight separately the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of your securities. Also, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in
       China-based issuers, acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. We remind you
       that, pursuant to federal securities rules, the term    control
(including the terms
          controlling,       controlled by,    and    under common control with
  ) means    the possession,
       direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise.
Regulatory Developments on Data Privacy, page 86

7. Please revise your disclosure to explain how oversight by the Cyberspace Administration of China (CAC) over data security, particularly for companies seeking to list on a foreign exchange, impacts your business and to what extent you believe that you are compliant with the regulations or policies that have been issued by the CAC to date.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Frank Knapp at 202-551-3805 or Jennifer Monick at 202-551-3295 if you
have questions regarding comments on the financial statements and related matters. Please contact Ronald (Ron) E. Alper at 202-551-3329 or Brigitte Lippmann at 202-551-3713 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Real
Estate & Construction